UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

The Company held its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on September 3, 2025 at 10:00 p.m. Eastern Standard Time at ROOM 1101, 11/F., CAPITAL CENTRE, 151 GLOUCESTER ROAD, WANCHAI, HONG KONG.

Holders of 23,068,988 ordinary shares of the Registrant were present in person or by proxy at the meeting, representing approximately 73.95% of the total 31,195,477 outstanding shares as of the record date of August 13, 2025 and therefore constituting a quorum. The final voting results for each matter submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

1. Share Capital Amendment

The shareholders approved as an ordinary resolution, to approve an amendment of the share capital of the Company (the "Share Capital Amendment") from US$40,000,000 divided into: (i) 900,000,000 ordinary shares of a par value of US$0.04 each ("Ordinary Shares"); and (ii) 100,000,000 preferred shares of a par value of US$0.04 each ("Preferred Shares") to US$40,000,000 divided into: (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.04 each ("Class A Shares"); and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.04 each ("Class B Shares"), in each case having the rights and subject to the restrictions set out in the Amended M&A (hereinafter defined) by:

a) all issued Ordinary Shares be re-designated as Class A Shares;

b) all authorized but unissued Ordinary Shares be re-designated as Class A Share; and

c) 100,000,000 authorized but unissued Preferred Shares be re-designated as Class B Shares.

For	Against	Abstain
23,054,415	14,245	328

2. Reverse Share Split and Share Consolidation

The shareholders approved as an ordinary resolution, subject to the approval and implementation of the Share Capital Amendment, as an ordinary resolution, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$40,000,000 divided into (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$40,000,000 divided into (i) as low as 9,000,000 Class A Ordinary Shares of a par value of US$4 each and 1,000,000 Class B Ordinary Shares of a par value of US$4 each (the “Reverse Share Split and Share Consolidation Proposal”).

For	Against	Abstain
23,054,416	14,239	333

3. Name Change

The shareholders approved as a special resolution, to approve that the Company’s name be changed from “AirNet Technology Inc.” to “Yueda Digital Holding”.

For	Against	Abstain
23,054,314	14,320	354

4. Articles Amendment

The shareholders approved that subject to the approval of Resolutions 1, 2 and 3, as a special resolution, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”) annexed hereto.

For	Against	Abstain
23,054,474	14,185	329

5. Transaction

The shareholders approved as an ordinary resolution, to approve the proposed sale of our subsidiaries, Broad Cosmos Enterprises Ltd., a British Virgin Islands company (“Broad Cosmos”), Air Net International Limited, a British Virgin Islands company (“Air Net International”), Air Net (China) Limited, a Hong Kong company (“Air Net China”), Shenzhen Yuehang Information Technology Co., Ltd., a PRC company (“Shenzhen Yuehang”), Xian Shengshi Dinghong Information Technology Co., Ltd., a PRC company (“Xian Shengshi”), Yuehang Chuangyi Technology (Beijing) Co., Ltd., a PRC company (“Yuehang Chuangyi”, together with Broad Cosmos, Air Net International, Air Net China, Shenzhen Yuehang, Xian Shengshi, the “Targets”), to AR iCapital LLP, a Singaporean company, in exchange for nominal cash consideration of $1 (the “Consideration”).

For	Against	Abstain
23,054,495	14,162	331

6. 2025 Equity Incentive Plan

The shareholders approved as an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) and all transactions contemplated thereunder, including the reservation and issuance of shares.

For	Against	Abstain
23,054,217	14,493	278

EXHIBIT INDEX

Exhibit No.	Description
99.1	Revised Proposed Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 2, 2025)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: September 5, 2025	By:	/s/ Dan Shao
	Name:	Dan Shao
	Title:	Chief Executive Officer

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